EXHIBIT 99.1

Hut 8 Mining Production and Operations Update for October 2023

At 9,113 BTC, Hut 8 continues to have one of the largest self-mined Bitcoin reserves of any publicly traded company

112 Bitcoin mined in October

TORONTO, Nov. 06, 2023 (GLOBE NEWSWIRE) --  Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT), ("Hut 8” or the “Company”) one of North America’s largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, mined 112 Bitcoin in October 2023.

Production highlights for October 2023:

  112 Bitcoin were generated, resulting in an average production rate of approximately 3.6 Bitcoin per day
  365 Bitcoin – 66 Bitcoin produced in July, all of August’s and September’s production, and 85 Bitcoin produced in October – were sold during the month for proceeds totalling CAD$14.6 million (average proceeds per Bitcoin of approximately CAD$39,980)
  Total balance of Bitcoin in reserve was 9,113 on October 31 – 7,016 of which were unencumbered
  Installed ASIC hashrate capacity at our Alberta facilities was 2.6 EH/s at the end of the month
  Hut 8 produced 43.1 BTC/EH in October

Corporate Update:

On November 3, Hut 8 announced that it received approval from the Ontario Superior Court of Justice (Commercial List) (the “Court”) for its stalking horse bid (the “Stalking Horse Bid”) to acquire four natural gas power plants in Ontario, totaling approximately 310 MW and a Bitcoin mine in North Bay. The Stalking Horse Bid is part of the previously announced support agreement with Macquarie Equipment Finance Ltd (“Macquarie”) and was approved by the Court in connection with a sale and investment solicitation process ("SISP"). If the Stalking Horse Bid is ultimately declared the successful bid in the SISP, as further approved by the Court, and completed in accordance with its terms, a new Ontario subsidiary of the Company (“BidCo”) will become the owner of certain assets of Validus Power Corp. (“Validus”) and the assets and operations of certain Validus subsidiaries. Macquarie will receive a minority equity interest in BidCo of approximately 20% and a subsidiary of Hut 8 will be the majority owner with the remaining approximately 80%.

“While our mining results remained steady month over month, we made meaningful progress toward building an infrastructure-first, diversified operation that we believe will be a first in our industry,” said Jaime Leverton, CEO of Hut 8. "Between being granted approval to submit a stalking horse bid for approximately 310 MW of natural gas power plant assets in Ontario, including our former North Bay site, and our work to close our proposed business combination with US Bitcoin Corp., we are making headway toward creating a new Hut 8 that we believe will have vertically integrated mining operations with revenue generating optionality; diversified fiat revenue streams in high performance computing, hosting, and managed services; and a significant North American footprint, which would position us well to capture upside as we head into the next halving.”

About Hut 8

Through innovation, imagination, and passion, Hut 8’s seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8's infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. Follow us on X (formerly known as Twitter) at @Hut8Mining.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the expected outcomes of the proposed business combination between Hut 8 and U.S. Data Mining Group, Inc. (dba US Bitcoin Corp.) (the “Transaction”); timing and completion (if at all) of the Stalking Horse Bid; statements with respect to the SISP; and other risks related to the digital asset, AI and data centre business.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset, AI and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

Hut 8 Investor Relations

Sue Ennis

sue@hut8.io

Hut 8 Media Relations

Erin Dermer

erin.dermer@hut8.io